File No. 812-[_____]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE 1940 ACT AND RULE 22c-1 UNDER THE 1940 ACT, AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE 1940 ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE 1940 ACT

Advisors Preferred Trust

1445 Research Boulevard
Suite 530

Rockville, MD 20850

Advisors Preferred LLC

1445 Research Blvd.
Suite 530
Rockville, MD 20850

Please direct all communications regarding this Application to:

Catherine Ayers-Rigsby

President

Advisors Preferred Trust

1445 Research Boulevard
Suite 530

Rockville, MD 20850

With copies to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 S. High St.

Seventeenth Floor

Columbus, Ohio 43215

This Application (including Exhibits) contains 28 pages.

As filed with the Securities and Exchange Commission on May 14, 2025.

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TABLE OF CONTENTS

I. INTRODUCTION	1
II. THE APPLICANTS	2
A. The Company	2
B. Advisor	2
III. BACKGROUND	2
IV. IN SUPPORT OF THE APPLICATION	3
A. Benefits of an ETF Class for Mutual Fund Class Shareholders	8
B. Benefits of a Mutual Fund Class or Classes for ETF Class Shareholders	9
C. Adopting Release Concerns about ETF Classes	10
V. REQUEST FOR EXEMPTIVE RELIEF	12
VI. LEGAL ANALYSIS AND DISCUSSION	12
A. ETF Operational Relief	12
1. Sections 2(a)(32) and 5(a)(1) of the 1940 Act	13
2. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act	13
3. Section 22(e) of the 1940 Act	13
4. Sections 17(a)(1) and 17(a)(2) of the 1940 Act	14
B. ETF Class Relief	14
1. Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act	14
2. Addressing Policy Concerns under Section 18 and Rule 18f-3	15
(a) Leverage	15
(b) Conflicts of Interest	15
(i) Potential conflicts of interest resulting from different classes declaring dividends on different days	15
(ii) Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days	16
(iii) Potential inequitable voting power	17
(iv) Cross-Subsidization	17
(c) Investor Confusion	19
C. Precedent	20
VII. CONDITIONS	20
VIII. PROCEDURAL MATTERS	21
IX. CONCLUSION	22

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: ADVISORS PREFERRED TRUST ADVISORS PREFERRED LLC File No. 812-[_____]	) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) AND 22(e) OF THE 1940 ACT AND RULE 22c-1 UNDER THE 1940 ACT, AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE 1940 ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE 1940 ACT

I.	INTRODUCTION

Advisors Preferred Trust (the "Company") and Advisors Preferred LLC (the "Advisor") (the Company and Advisor together are the "Applicants") hereby file this application, as may be amended (the "Application"), for an order ("Order") of the Securities and Exchange Commission (the "Commission") under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.[1] Applicants request that the Order apply not only to the Company named as an Applicant and its existing series advised by the Advisor, but also to any other existing or future series of the Company and any other existing or future open-end management investment companies (or series thereof) registered under the 1940 Act and existing and future series thereof (if any) (each, a "Fund," and collectively, the "Funds") that are advised by the Advisor.[2] The Funds will comply with the terms and conditions of the Application.

Applicants request an Order that would permit a Fund, no shares of which are listed for trading on an exchange (a "Mutual Fund"), to offer a class of exchange-traded shares that operates as an exchange-traded fund (each such class, an "ETF Class," and such shares, "ETF Shares") in addition to classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class," and such shares, "Mutual Fund Shares," and each such Fund, a "Multi-Class ETF Fund"). The Order would provide Funds with two broad categories of relief: (i) the relief necessary to permit or continue standard exchange-traded fund ("ETF") operations consistent with Rule 6c-11 under the 1940 Act ("ETF Operational Relief"); and (ii) the relief necessary for a Mutual Fund to offer an ETF Class and one or more Mutual Fund Classes ("ETF Class Relief").

Pursuant to the ETF Operational Relief, the Order would permit: (i) ETF Shares of the Multi-Class ETF Funds to be listed on a national securities exchange ("Exchange"), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares' next-determined net asset value ("NAV") per share; (ii) ETF Shares to be issued to and redeemed by "Authorized Participants" only in creation unit increments, as defined in Rule 6c-11 ("Creation Units"), except with respect to the Exchange Privilege (as defined and discussed in the "Legal Analysis and Discussion" section below and as permitted

[1] All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions in the Application.

[2] The term "Advisor" includes Advisors Preferred LLC and any entity controlling, controlled by or under common control with Advisors Preferred LLC or their respective successors. For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

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by Rule 6c-11(a)(2)); (iii) certain affiliated persons of a Multi-Class ETF Fund to purchase Creation Units with (or redeem Creation Units for) baskets, as defined in Rule 6c-11 ("Baskets"); and (iv) certain Multi-Class ETF Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Multi-Class ETF Funds with the same relief as contained in Rule 6c-11, subject to the same conditions and requirements contained in Rule 6c-11.[3]

Pursuant to the ETF Class Relief, the Order would permit a Multi-Class ETF Fund to offer both an ETF Class and one or more Mutual Fund Classes. This Multi-Class ETF Fund structure would comply with Rule 18f-3 under the 1940 Act, except for certain ways in which an ETF Class and Mutual Fund Class(es) would have different rights and obligations, as described below.

II.	THE APPLICANTS
A.	The Company

Advisors Preferred Trust is organized as a Delaware statutory trust. The Company is registered with the Commission as an open-end management investment company under the 1940 Act and offers shares of multiple series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and the 1940 Act.

The Funds that initially would rely on the relief are separate series of the Company and pursue distinct investment objectives and strategies. Each Fund will choose to offer an ETF Class and Mutual Fund Classes only when the board of trustees of the Company (the "Board"), including a majority of the trustees (collectively, "Trustees") who are not "interested persons" of the Company as defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), determines that such multi-class structure is in the best interest of the ETF Class and each Mutual Fund Class individually, and the Fund as a whole.

B.	Advisor

Advisors Preferred LLC is a Maryland limited liability company with its principal place of business in Rockville Maryland. Advisors Preferred LLC is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Any other Advisor also will be registered with the Commission as an investment adviser under the Advisers Act. The Advisor serves or will serve as the investment adviser to one or more Funds pursuant to separate investment management agreements with the Company.

III.       BACKGROUND

The Commission granted a small number of exemptive orders between 2000 and 2007 permitting certain existing funds operating as mutual funds to offer a class of exchange-traded shares.[4] In 2019, the Commission adopted Rule 6c-11 under the 1940 Act to provide the exemptive relief necessary under the 1940 Act to permit ETF operations.[5] However, the Commission determined not to provide the exemptive relief necessary to allow for ETF Classes as part of Rule 6c-11. The Adopting Release explains that ETF Class Relief raises policy considerations that are different from those that the Commission intended to

[3] As discussed in more detail below, a Multi-Cass ETF Fund is not able to operate in reliance on Rule 6c-11.

[4] Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order); Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order); and Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

[5] Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (the "Adopting Release").

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address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with Authorized Participants, on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.[6]

The Commission concluded that a fund seeking to offer an ETF class and mutual fund classes should request relief through the exemptive application process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.[7]

IV.       IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. Applicants continue to see demand for ETFs to help investors meet their distinct financial goals and look for opportunities to grow their lineup with innovative strategies that offer choice, value, and new opportunities to help meet the evolving needs of investors. Applicants are committed to providing customers choice in the investment products they offer.

Applicants believe that the multi-class structure will allow an investor to choose the manner in which such investor wishes to hold interests in a Multi-Class ETF Fund based on the share class characteristics that are most important to that investor. For shareholders already invested in a Mutual Fund, a Fund's ability to add an ETF Class and offer the exchange feature described below would improve the investor experience by providing those shareholders with the ability to choose their preferred wrapper, without incurring transaction costs or potentially adverse tax consequences, through the ability to exchange into ETF Shares or to continue to hold Mutual Fund Shares of the same Fund.

Many retirement or "401(k)" plans do not offer ETFs to their plan participants because retirement plan administrators are often unable to accommodate investments with intra-day trading, and so such retirement plan investors often invest in Mutual Funds. If the relief sought by this Application were granted, Mutual Fund Shares offered by a Fund could be made available to those retirement plan participants on those retirement plan platforms, which could be beneficial to both ETF Class and Mutual Fund Class shareholders of the Fund. If the relief sought by this Application is not granted, Applicants may be required to offer two separate funds – a Mutual Fund and an ETF – with substantially similar strategies to meet investor demand. By having an ETF Class, Mutual Fund Class shareholders of a Fund may benefit from broader distribution opportunities and ultimately from greater scale. By having one or more Mutual Fund Classes, ETF Class shareholders may benefit from having access to a retirement or "401(k)" distribution channel and ultimately from greater scale. Such asset growth could make it possible for a Fund's shareholders to realize the benefits of breakpoints, if any, in the Fund's fee schedule and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders. Similarly, the ability to add an ETF Class to a Mutual Fund would allow a Fund that already has access to the retirement distribution channel to attract assets from investors seeking access to the same strategy through an ETF.

Prior to relying on the relief requested herein with respect to any particular Fund, the Advisor would evaluate the compatibility of the Fund with offering an ETF Class, taking into account all appropriate considerations, including, without limitation, (i) investment strategy compatibility, which would include an analysis of whether the Fund's underlying holdings could support overall ETF market quality, taking into account the degree to which the current ETF ecosystem supports such holdings, and whether the Fund would transact with Authorized Participants in respect of the ETF Class primarily on an in-kind basis or

[6] Adopting Release at 122-123 (noting that "costs can include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.").

[7] Adopting Release at 124.

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regularly in whole or in part on a cash basis; (ii) portfolio management team readiness, which would include the appropriateness of daily transparency and ETF trading requirements for the investment strategy; (iii) potential capacity constraints, if any; and (iv) underlying shareholder composition, to the extent known and relevant. The Advisor also expects to take into account commercial considerations, including a strategy's distribution footprint, and whether there is demand for an ETF offering of that strategy.

Initial Evaluation and Approval

In assessing whether a particular Fund should have both one or more Mutual Fund Classes and an ETF Class, the Board, including a majority of the Independent Trustees, would take into account all factors deemed relevant to determine that the written plan required by Rule 18f-3(d) (the "multi-class plan") is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole before such a structure is implemented. In particular, when approving a multi-class plan that includes an ETF Class as well as one or more Mutual Fund Classes, the Board would consider, among other factors: (i) the investment strategy of the Fund, including the ability of the Fund's investment holdings to support overall ETF market quality, and whether the Fund would transact with Authorized Participants in respect of the ETF Class primarily on an in-kind basis or regularly in whole or in part on a cash basis; (ii) if an existing Fund is adding an ETF Class, the size of the Mutual Fund Class(es) and historical information about the Fund's cash holdings, transaction costs, capital gains distributions, tax loss carryforwards, and current amount of unrealized capital gain/loss in the Fund; (iii) for an existing Fund, historical Fund-wide flow information; (iv) the ability to operate the Fund with daily portfolio transparency in accordance with conditions that mirror those of Rule 6c-11; (v) any anticipated capacity constraints based on the Fund's strategy; and (vi) the portfolio managers' reasonable expectations with respect to the potential for cash drag due to the existence of the Mutual Fund Class(es) and the portfolio management techniques that will be used to minimize any such cash drag. In making this determination, the Board would be subject to its fiduciary duties, as well as the same standard imposed on fund boards today under Rule 18f-3 when determining whether to approve any multi-class arrangement. As required by Rule 18f-3, before any Board vote on a multi-class plan that includes an ETF Class and one or more Mutual Fund Classes, the Trustees will request and evaluate, and any agreement relating to the class arrangement will require the Advisor to furnish, such information as may be reasonably necessary to evaluate the multi-class plan.

Each Fund's operations in the multi-class structure will be subject to ongoing monitoring, including monitoring by the Advisor of brokerage and other costs associated with the Fund's portfolio transactions, cash drag, and the tax results of the Fund. Each Fund's operations will also be subject to ongoing monitoring of data concerning inflows and outflows on a per class basis. In the event that the Advisor identifies material issues in the functioning of the Fund's multi-class structure, the Advisor will notify the Board or a designated committee ("Committee") thereof and present recommendations for appropriate remedial measures to the Board or Committee for its consideration. The Board or Committee will then decide whether to take any corrective action. Potential actions may include, but are not limited to, requiring the Advisor to modify the Fund's investment strategy or to take other actions to optimize the performance of the ETF Class and the Fund as a whole, or more permanent structural actions (in each case, subject to operational feasibility). These may include converting the Fund as a whole to an ETF, restructuring a Fund's ETF Class or Mutual Fund Class(es) as shares of a separate Fund that offers only an ETF Class or one or more Mutual Fund Classes but is otherwise substantially similar to the Fund (i.e., has the same investment objective(s) and fundamental investment policies), or providing ETF Class shareholders a one-time conversion option to convert their shares of the ETF Class into shares of a Mutual Fund Class. The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund's operations. The Board or Committee may consider additional corrective measures if deemed necessary.

To assist the Board's consideration of whether the multi-class plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole, the Advisor shall prepare a written report in light of the specific circumstances of the Fund and the investment strategy of the Fund ("Initial Advisor Report").

The Initial Advisor Report shall contain the following:

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1. A description and evaluation of the reasonably expected benefits and costs of each Class individually and the Fund as a whole, associated with the proposed multi-class plan, which shall address, at a minimum, each of the following considerations, as applicable ("Initial Considerations"):

a. The sources of potential cost savings and other benefits of operation a Multi-Class ETF Fund structure, such as those reasonably likely to result from economies of scale, in-kind creations and redemptions of the ETF Class shares and the Exchange Privilege (as described below);

b. the Fund's investment strategy and the potential for any anticipated capacity or other constraints that would limit the Fund's ability to invest in certain assets, issuers or issues[8];

c. potential consequences to the Fund and its investors of disclosing full portfolio holdings daily;

d. size of the Fund and shareholder composition (for an existing Fund);

e. anticipated shareholder interest in exchanging shares using the Exchange Privilege (for an existing Fund);

f. past (for existing Funds) and/or reasonably expected (for existing and new Funds) portfolio turnover and costs associated with portfolio transactions;

g. past (for existing Funds) and/or reasonably expected (for existing and new Funds) cash levels;

h. the extent of any unrealized capital gains/losses or carry over capital losses (for existing Funds);

i. any potential for higher cross-subsidization between classes at the outset when adding a new type of class to an existing Fund, as well as possible actions to minimize the impact of any such cross-subsidization; and

j. any potential for cross-subsidization due to any transaction fees or similar charges that are applied in connection with investor purchase or redemption activity and that are designed to reduce the costs associated with that activity borne by the Fund;

2. A description of the Ongoing Monitoring Process (as defined below) to be used for the Fund, which will be based on the Advisor's proposed framework for ongoing monitoring of certain metrics relevant to the Board's oversight of the multi-class plan;

3. To the extent not already included in the Initial Considerations, a description of any material conflicts of interest that may arise in connection with operation a Multi-Class ETF Fund;

4. Other information the Advisor determines is reasonably necessary for considering whether having an ETF Class and Mutual Fund Class(es) in the same Fund is in the best interests of each Mutual Fund Class and ETF Class individually and the Fund as a whole; and

5. Any other information that the Board requests.

The Initial Advisor Report will assist the Board in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.

The Advisor will create a framework for ongoing monitoring of certain metrics designed to help the Board determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class

[8] See Adopting Release at 58-59 (discussing the ability of an ETF to suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances).

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structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class ("Ongoing Monitoring Process"). The Ongoing Monitoring Process will involve the following steps:

1. The Advisor will recommend to the Board for approval the numerical thresholds, and time periods over which to measure the Multi-Class ETF's performance against such numerical thresholds, including those relating to a Multi-Class ETF Fund's brokerage expenses, cash levels, capital gains, as well as any other area that could reasonable identify conflicts between classes. Each of the numerical thresholds will be based on the Advisor's review of the Multi-Class ETF Funds' historical data relating to cash levels, brokerage expenses, capital gains and other areas, as applicable. For new Multi-Class ETF Funds without a performance history, the Advisor will be informed by existing funds that the Advisor advises, as applicable. The thresholds, including any changes thereto as described below, will be set at such levels that are reasonably designed to identify material conflicts of interest between the Mutual Fund Class(es) and the ETF Class (including disparities in costs between the Mutual Fund Class(es) and ETF Class, such as cash drag from holding cash to meet Mutual Fund Class redemption requests and realized capital gains or other tax consequences due to such requests).

2. The Advisor will establish a method to monitor a Multi-Class ETF Fund's activity to determine whether the Multi-Class ETF Fund has exceeded the established threshold in a given area.

3. The Board will approve the numerical thresholds, and the time periods over which to measure the Multi-Class ETF Fund's performance against such numerical thresholds.

Ongoing Monitoring Process

As part of the Ongoing Monitoring Process approved by the Board as noted above, the Advisor will take the following steps:

1. If a Multi-Class ETF Fund exceeds an established threshold, the Advisor will notify the Board promptly, and in any case, no later than within 30 days of quarter-end. The Advisor will provide the Board with a written explanation of the Advisor's assessment of the causes of the Multi-Class ETF Fund exceeding the threshold(s).

2. The Board will decide, no later than its next regularly scheduled meeting, what, if any, remedial actions the Advisor or Multi-Class ETF Fund should take. Examples of remedial actions may include: adjustments to the use of in-kind transactions or trade execution strategy to manage brokerage commissions; greater use of credit lines or other sources of cash to reduce uninvested cash; enhancements to tax lot management and harvesting of capital losses to reduce capital gains distributions; adjustments to transaction fees, purchase fees and/or redemption fees; discontinuation of a class, or conversion of an entire class of a Multi-Class ETF Fund into another class of that Multi-Class ETF Fund as otherwise permitted under the 1940 Act.

Ongoing Evaluation and Oversight

In addition to the initial evaluation and approval of the multi-class plan, the Board will periodically, but in no case less frequently than annually, evaluate the class structure of the Multi-Class ETF Fund and determine that the multi-class plan continues to be the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole. To inform this evaluation and determination, the Advisor will provide a written report to the Board in light of the specific circumstances of the Multi-Class ETF Fund and the investment strategy of the Multi-Class ETF Fund ("Ongoing Advisor Report"). The Ongoing Advisor Report shall contain the following:

1. A description and evaluation of any material changes to the reasonably expected benefits and costs to each Class and the Multi-Class ETF Fund as a whole, associated with the multi-class plan, which shall address, at a minimum, each of the following considerations, as applicable ("Ongoing Considerations"):

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a. any material changes to the Initial Considerations, as applicable;

b. the level of exchange between the Mutual Fund Class(es) and ETF Class during the prior year;

c. the average cash exposure during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

d. short- and long-term capital gains distributions during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

e. average brokerage costs as a percentage of assets under management ("AUM") during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

f. any performance difference between the Mutual Fund Class(es) and the ETF Class due to the difference in dividend payment dates described below;

g. any observed negative consequences of the ETF Class(es) on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund;

h. any observed negative consequences of the Mutual Fund Class(es_ on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund; and

i. the consequences of any transaction fees or similar charges that are applied in connection with investor purchase or redemption activity and that are designed to reduce the costs associated with that activity borne by the Multi-Class ETF Fund;

2. The results of the Ongoing Monitoring Process over the prior year, and any recommended changes to the thresholds, along with the reasons therefor;

3. To the extent not already included in the discussion of the Ongoing Considerations, a description of any material conflicts of interest that have arisen or may arise in connection with operating a Multi-Class ETF Fund;

4. Other information the Advisor determines is reasonably necessary for considering whether having an ETF Class and mutual fund Class(es) in the same Multi-Class ETF Fund continue to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole; and

5. Any other information that the Board requests.

The Board will consider whether the Ongoing Advisor Report suggests any issues relating to the Multi-Class ETF Fund structure, including conflicts between the classes, that require additional Board action. The Board also will receive reports on the operations of the ETF Class, including information on trading spreads for the ETF Shares as compared to the NAV of the ETF Shares, and Authorized Participant activity. Based on this information, a majority of the Trustees of a Multi-Class ETF Fund, and a majority of the Independent Trustees, shall periodically, but in any case no less frequently than annually, find that the multi-class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.[9]

A.	Benefits of an ETF Class for Mutual Fund Class Shareholders

[9] As required by condition 1 of this Application, a Fund would also comply with Rule 18f-4(d), which requires that, before any material amendment of a multiple class plan, a majority of the Trustees of a Fund, and a majority of the Independent Trustees, find that the multiple class plan as proposed to be amended, including the expense allocation, is in the best interests of each class individually and the Fund as a whole.

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Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund's Mutual Fund Classes.

First, in-kind transactions through the ETF Class (where applicable) may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio transaction costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance or otherwise adjust its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund, which could help shareholders minimize current capital gains to the extent that portfolio adjustments and cash redemptions by a Mutual Fund Class require the sale of portfolio securities. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.

As described in greater detail below, Applicants also believe that an exchange feature could allow holders of Mutual Fund Shares to exchange Mutual Fund Shares for ETF Shares at the time(s) of their own choosing in light of their then-current circumstances and investment preferences and without adverse consequences to the Fund, thereby enhancing the benefits to a Fund and its shareholders. To the extent that some existing holders of Mutual Fund Shares would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares into the ETF Class of the same Fund rather than redeeming their Mutual Fund Shares and buying shares of another ETF. In so doing, the exchanging shareholder could save on transaction costs and potential tax consequences that may otherwise be incurred in redeeming their Mutual Fund Shares and buying shares of a separate ETF. The Fund (and thus other shareholders) may also save on transaction costs and potential tax consequences that could otherwise arise if the Fund needed to sell portfolio securities (a potential capital gain event) to raise cash to satisfy the redemption of Mutual Fund Shares and would also retain the benefits of scale in the Fund as shareholders exchange their Mutual Fund Shares for ETF Shares of the same Fund.

In addition, the ETF Class would provide additional distribution opportunities for a Fund that could lead to additional asset growth and economies of scale. ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund. Greater AUM may lead to additional cost efficiencies. Having higher AUM and an established performance history or track record can be an important factor in whether a Fund may qualify for placement on distribution platforms maintained by Financial Intermediaries. The addition of a new share class to an existing Fund can benefit the Fund and existing shareholders by allowing, among other things, the Fund's fixed expenses to be spread over a larger asset base. The Commission previously recognized these benefits when considering the adoption of Rule 18f-3.[10]

ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund's portfolio. For example, model portfolios that rebalance periodically could trade in and out of the ETF Class on the secondary market. Similarly, to the extent holders of Mutual Fund Shares want to engage in tax-loss harvesting following a market decline, such shareholders could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market. Such secondary market

[10] See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (the "Rule 18f-3 Adopting Release") ("Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees ("breakpoints"), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create "clone" funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.").

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transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

B.	Benefits of a Mutual Fund Class or Classes for ETF Class Shareholders

Applicants believe that the existence of one or more Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund's ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing and other portfolio adjustments. A Fund's portfolio may contain a large number of portfolio positions where small adjustments are made on a frequent basis. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance or otherwise adjust the portfolio and establish desired exposures. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the ETF Class, which could promote arbitrage efficiency and narrower spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and narrower spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants, and could make the Fund more attractive, thus increasing overall Fund assets.[11]

With respect to existing Funds, the addition of an ETF Class would permit investors that prefer the ETF structure to gain access to established Funds' investment strategies. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. As discussed above under "Benefits of an ETF Class for Mutual Fund Class Shareholders," having higher AUM and an established performance history or track record can be an important factor in whether a Fund may qualify for placement on distribution platforms maintained by Financial Intermediaries. An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the availability of the Fund to investors. Further, an ETF Class of an existing Fund could potentially benefit from a larger, more diverse shareholder base across the Fund as a whole and the Fund's ability to implement its investment strategy at scale, both of which are key considerations for Financial Intermediaries. Applicants believe that holders of ETF Shares of a Fund that also offers one or more Mutual Fund Classes would benefit from the ability to participate in the growth of a single portfolio offered through multiple channels and the resultant benefits of scale associated with a diversified portfolio with lower overall costs.

Applicants note that existing Funds that would be candidates for an ETF Class would include only those strategies that the Advisor believes can grow with the addition of ETF Class assets, and would be able to continue to deliver on their investment objectives if such growth were achieved. This ability for a Fund to scale would likely be the result of a number of factors, such as a broad investable universe, the ability of the strategy's investable universe to grow as the Fund grows, and/or the adaptability of the Fund's investment strategy to support the growth of AUM without materially impacting the Fund's ability to meet its investment objective.

[11] Adopting Release at 83.

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Applicants also believe that the establishment of an ETF Class as part of an existing Mutual Fund could lead to cost efficiencies. In terms of Fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, Applicants expect that shareholders of an ETF Class of a Mutual Fund that already has substantial assets could immediately benefit from economies of scale. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.[12]

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

C.	Adopting Release Concerns about ETF Classes

The Adopting Release indicates that share class ETFs raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with other classes could impact a fund's portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: (1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; (2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and (3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Advisor and the Board initially and on an ongoing basis in determining whether a particular Fund should offer or continue to offer both Mutual Fund Classes and an ETF Class.

In terms of brokerage and other costs in connection with portfolio transactions, Funds will be selected where the Advisor believes shareholders of all classes will benefit from the scale, efficiency, and flexibility of the multi-class structure. Applicants believe that shareholder flows, cash balances, and portfolio rebalances and other portfolio adjustments can be managed holistically with in-kind transactions, where appropriate and consistent with the Fund's investment strategy and underlying holdings, as well as efficient portfolio trading, to the mutual benefit of shareholders of all classes, significantly reducing the potential risk to the ETF Class, which will be clearly disclosed. In cases where a Fund, because of its underlying holdings and/or trading markets, will not transact with Authorized Participants in respect of the ETF Class primarily on an in-kind basis, the Advisor has extensive experience managing ETFs that transact with Authorized Participants in Baskets that consist in whole or in substantial part of cash, and do so efficiently and on a cost-effective basis. Applicants believe that this experience will support achieving similar outcomes for shareholders of all classes of a Fund.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through a stand-alone ETF. At times, an ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF Class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the Fund might have incurred if otherwise forced to liquidate holdings to reposition the portfolio. Having both cash inflows and in-kind creation unit activity permits a Fund's portfolio management team to manage the Fund's investment program from a tax perspective as well.

With respect to the issue of cash drag, Funds will be chosen where the Advisor believes cash balances (if needed) can be efficiently raised and invested and/or are often part of the portfolio management strategy, and Mutual Fund Class cash flows can be efficiently used to effect rebalances and other portfolio

[12] Supra footnote 11.

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adjustments. Applicants note that the Advisor's active portfolio managers have various tools to minimize any cash drag associated with investor cash flows through a Mutual Fund Class, including cash equitization through futures and other financial instruments. In addition, portfolio managers manage cash at the portfolio level based on their investment strategy and are sensitive to the impact of cash holdings on a Fund's performance. Cash equitization can help portfolio managers ensure sufficient liquidity to meet redemptions while maintaining intended levels of market exposure. The Advisor reviews overall risk and performance outcomes in Funds periodically and expects that any unintended or significant cash drag would be identified as part of those reviews. Applicants do not expect the Funds that would offer an ETF Class to maintain cash balances at a level that would cause any significant adverse impact on Fund performance.

Finally, the tax management of a Fund's portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit a Fund's realization of capital gains and reduce the unrealized capital gains for the Fund's portfolio generally, in which case cash redemption activity through the Mutual Fund Class might generate less capital gain on an ongoing basis for the Fund as a whole. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with certain large shareholders, which could minimize capital gains. In determining the positions to include in an in-kind redemption, a Fund could also use tax lot selection to minimize gains remaining in its portfolio, as permitted by the tax code and regulations. In addition, a Fund could, to the extent available, reduce its capital gain distribution requirement by the portion of redemption proceeds that is represented by accumulated earnings and profits. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition or otherwise adjust the portfolio (as described in connection with transaction costs above) or to pay dividends and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings.

A portfolio manager also may engage in selective tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses (including capital loss carryforwards from the Mutual Fund Classes) could be particularly useful in connection with actively managed Funds, where the realization of some capital gains can occur in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by Rule 6c-11, existing share class ETFs do not provide daily portfolio transparency.[13] Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer an ETF Class but, consistent with the requirements of Rule 6c-11, Applicants will publish the portfolio of each Fund that offers an ETF Class on a daily basis. Currently, the Funds make portfolio holdings information available to shareholders with a lag. As with existing fully transparent active ETFs, the Advisor believes that full portfolio transparency could be provided for Funds that operate pursuant to the requested Order without significant adverse consequences to shareholders. In making the determination as to which Funds would be appropriate for daily portfolio transparency, the Advisor will consider a range of factors, including the types of asset classes in which the Fund invests, the Fund's liquidity profile, sources of alpha, and overall trading patterns (e.g., anticipated trade sizes relative to average daily volume, time it takes to build or reduce a position, and other relevant factors). The Advisor will also consider whether the portfolio management team manages other investment vehicles with similar strategies. The Advisor would only utilize a multi-class structure in reliance on the requested Order where the Advisor believes that displaying the portfolio holdings of the Fund on a daily basis would not negatively impact the Fund or its shareholders.

Taking into account the Commission's concerns in the Adopting Release, Applicants have proposed conditions to the relief that will ensure that the Advisor and the Board focus on these issues with the initial approval and on an ongoing basis. Applicants also will take appropriate Disclosure Steps (defined

[13] Adopting Release at footnote 433.

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below) to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule or regulation thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI.	LEGAL ANALYSIS AND DISCUSSION
A.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same requirements contained in Rule 6c-11.[14] Applicants believe that they are technically unable to rely on Rule 6c-11 because "exchange-traded fund" is defined, in part, to mean a registered open-end management investment company "whose shares are listed on an Exchange and traded at market-determined prices." To the extent that this definition suggests that all of the investment company's shares must be listed on an Exchange, a Multi-Class ETF Fund with both Mutual Fund Shares and ETF Shares would not meet this definition.

In addition, the Multi-Class ETF Funds may offer an "Exchange Privilege" that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares, but not vice versa (i.e., shareholders in an ETF Class would not permit shareholders of ETF Shares to exchange such shares for Mutual Fund Shares, except in situations where the ETF Class is terminated or where the Multi-Class ETF Fund merges into a Fund with no ETF Class. Any exchange pursuant to the Exchange Privilege will conform to the requirements of Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative NAVs of the respective share classes. To the extent a Multi-Class ETF Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. A Multi-Class ETF Fund will impose restrictions on exchanges around the dates of dividend payments if necessary to prevent a shareholder from collecting a dividend from both the Mutual Fund Class and the ETF Class as a result of an exchange of shares. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of "exchange-traded fund" in Rule 6c-11 requires that the ETF "issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any," a Multi-Class ETF Fund that permits a holder of Mutual Fund Shares to acquire

[14] Applicants note that the requirements of Rule 6c-11 include the condition that the portfolio holdings that form the basis for the ETF's next calculation of current NAV per share must be the ETF's portfolio holdings as of the close of business on the prior business day. As a result, a Multi-Class ETF Fund would not include changes in portfolio holdings in the next calculation of current NAV on a T+0 basis.

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individual ETF Shares directly from the Multi-Cass ETF Fund through the Exchange Privilege may not satisfy this definition.

Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Multi-Class ETF Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately such holder's proportionate share of the issuer's current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege, Applicants request an Order under Section 6(c) granting an exemption from Section 2(a)(32) so that ETF Shares also are considered redeemable securities and from Section 5(a)(1) to permit a Multi-Class ETF Fund to register or remain registered as an open-end management investment company and, except as otherwise permitted by Rule 6c-11, redeem ETF Shares in Creation Unit increments only.[15]

2.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Section 22(e) of the 1940 Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants,

[15] In light of the relief requested from Section 2(a)(32) and the fact that Mutual Fund Shares are individually redeemable, Applicants note that Multi-Class ETF Funds would meet the definition of an "open-end company" contained in Section 5(a)(1) of the Act. However, out of an abundance of caution, Applicants are seeking relief from Section 5(a)(1) to clarify that a Fund with an ETF Class is an open-end investment company.

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or the combination thereof, prevents timely delivery of the foreign investment included in the ETF's Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Multi-Class ETF Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.	ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for a Mutual Fund to offer an ETF Class.

1.	Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that "it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer" with exceptions not here relevant. The term "senior security" is defined in Section 18(g) to mean "any stock of a class having priority over any other class as to distribution of assets or payment of dividends," Section 18(i) provides that every share of stock issued by an open-end investment company "shall be a voting stock and have equal voting rights with every other outstanding voting stock."

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.[16] The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.[17] Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

[16] See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

[17] See supra footnote 12.

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Applicants have identified various ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares generally will be redeemable only in Creation Unit increments. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not; thus, the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, the Exchange Privilege generally will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Multi-Class ETF Fund except in unusual situations as noted above). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Multi-Class ETF Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Multi-Class ETF Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to current Exchange requirements, the declaration date for ETF Shares would generally be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Sixth, while all share classes of a Multi-Class ETF Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are expected to be paid prior to the payment date for ETF Shares.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed (i.e., excessive leverage, conflicts of interest, and investor confusion).

(a)	Leverage.

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

(b)	Conflicts of Interest.

Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Multi-Class ETF Funds will comply with these voting and allocation provisions. For the reasons stated below and considering the representation and conditions discussed elsewhere in the Application, Applicants believe the requested relief, and the proposed representations and conditions, sufficiently protect against the potential conflicts of interest that are raised in a Multi-Class ETF Fund structure when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i)	Potential conflicts of interest resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares will both pay dividends, the dividend declaration date for Mutual Fund Shares of certain Funds is expected to be the ex-dividend date while the declaration date for ETF

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Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Multi-Class ETF Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that there will not be an economic impact on a particular share class as a result of this difference in dividend declaration dates. The ex-dividend date will be the same for all classes of a Multi-Class ETF Fund, and the Multi-Class ETF Fund will adjust the NAV for all classes on the same day as a result of the dividends to be paid.

(ii)	Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay cash dividends, the cash dividends on Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date, after the cash payments have been received by the ETF Class shareholders for reinvestment. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF Class shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid and received for reinvestment, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be "out of the market" for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules results in a conflict between the share classes or is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.
•	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.
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•	Section 18 does not guarantee equality of performance among different classes of the same Multi-Class ETF Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.
•	The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.
•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.
(iii)	Potential inequitable voting power.

As noted, Section 18(i) provides that "every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock." Because shareholders of each Multi-Class ETF Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Multi-Class ETF Funds will have equal voting rights in that each share will be entitled to one vote per each share or dollar of NAV (number of shares owned multiplied by the NAV per share) and a fractional vote per each fractional share or dollar amount. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants' proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.

(iv)	Cross-Subsidization.

As discussed above in section IV.C. of this Application, the Commission has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Multi-Class ETF Fund's portfolio, generating costs that shareholders of all

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classes, including the ETF Class, would share.[18] This potential for "cross-subsidization" between the classes might be viewed as a potential conflict between the classes, and Applicants will consider it as such under monitoring, evaluation, oversight and approval processes described in the Application. However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares.[19] Because such secondary market transactions would not impact the portfolio of a Multi-Class ETF Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Multi-Class ETF Fund as a general matter, a benefit that would be shared by all Multi-Class ETF Fund shareholders.

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class "responsible" for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.[20]

Applicants generally propose to take the same approach with respect to a Fund that would offer a Mutual Fund Class (or Mutual Fund Classes) and an ETF Class. In light of the concerns expressed in the Adopting Release, however, Applicants propose terms and conditions to the requested relief that will help ensure that the Advisor and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter.[21] As discussed above, Applicants believe

[18] Applicants note that Funds with an ETF Class that utilizes Baskets that consist in whole or in substantial part of cash may also generate costs that shareholders of all classes, including the Mutual Fund shareholders, would share.

[19] The creation of an ETF Class could reduce the circumstances in which the frequent transaction activity of certain investors leads to costs that dilute (reduce the value of) the interests of shareholders that do not engage in such transactions.

[20] Applicants further note that the sharing of costs by shareholders is not unique to multiple class Mutual Funds that operate pursuant to Rule 18f-3. Cost sharing can also occur within a Mutual Fund with a single share class (or within an individual share class of a multiple class Mutual Fund) (each, a "single share class"). For example, even within a single share class, shareholders can be impacted by the flow activity of other shareholders in the class if flows result in realization of gains/losses or material transaction costs. In addition, a single share class can be impacted by differing costs by investor type, such as general transfer agent fees and administrative service fees payable to different intermediaries for their respective administrative services.

[21] The Commission has previously acknowledged the role of an open-end investment company's board in guarding against cross-subsidization between classes. See Rule 18f-3 Adopting Release ("Consistent with

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that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the Multi-Class Fund structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the Multi-Class ETF Fund structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

(c)       Investor Confusion.

While Applicants believe the potential for investor confusion is limited, Applicants intend to take the steps described below, which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than thirty years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by stand-alone ETFs or through ETF Classes. As the Commission noted in the Adopting Release, "ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds," and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.[22] Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.[23] Applicants also believe that it is unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

Applicants will take numerous steps to ensure that investors have the information necessary to understand the structure of a Multi-Class ETF Fund and the differences between Mutual Fund Shares and ETF Shares (collectively, "Disclosure Steps"), including:

•	Different products, different names. All references to the ETF Shares will use a generic term such as "ETF" in connection with such shares, or a form of trade name, as determined by the Advisor, indicating that the shares are exchange-traded, rather than only the Fund name.
•	Separate prospectuses. There will be separate prospectuses for a Multi-Class ETF Fund's ETF Shares and Mutual Fund Shares.[24]
•	Prominent disclosure that the Multi-Class ETF Fund offers an ETF Class and one or more Mutual Fund Classes. Each Mutual Fund Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that the Multi-Class ETF Fund offers an ETF Class, and each ETF Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that it offers one or more Mutual Fund Classes.

its oversight of the class system and its independent fiduciary obligations to each class, the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.").

[22] Adopting Release at 116.

[23] Adopting Release at 124.

[24] In addition, Applicants note that rule and form amendments recently adopted by the Commission that became effective on July 24, 2024, require open-end investment companies with multiple classes to prepare and transmit to each shareholder a shareholder report that includes only the class in which the shareholder is invested.

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•	Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Multi-Class ETF Fund's ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.
•	Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be exchanged into ETF Shares as part of an Exchange Privilege, a Multi-Class ETF Fund's Mutual Fund Shares prospectus(es) will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.
•	No reference to ETF Shares as a Mutual Fund investment. The ETF Shares will not be marketed as a Mutual Fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Multi-Class ETF Fund, but will not make reference to a "Mutual Fund" except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a Mutual Fund product.
•	Disclosure regarding dividends. The prospectus for each Multi-Class ETF Fund's ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until several days after the ex-dividend date.
•	Educational material. The Advisor will provide plain English disclosure on the Fund's website about ETF Shares and how they differ from Mutual Fund Shares.
•	Disclosure of relief and risks. For each Multi-Class ETF Fund, the prospectus(es) for each of the Mutual Fund Class(es) and the prospectus for the ETF Class will: include appropriate disclosure in its registration statement regarding the multi-class structure, the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes; and disclose the existence, substance and effect of any order granted pursuant to the Application.

Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares. Investors therefore will be able to assess whether they wish to invest in the Multi-Class ETF Fund, and through which type of class.

C.	Precedent

As noted above, the Commission has granted similar requested relief on four previous occasions.[25] Although Applicants seek similar relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Advisor and the Board of the Company will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an ongoing basis. In addition, a new condition will require Applicants to provide the information necessary for shareholders to fully inform themselves of the characteristics of a Multi-Class ETF Fund's multi-class structure.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	A Multi-Class ETF Fund will operate an ETF Class as an "exchange-traded fund" in compliance with the requirements of Rule 6c-11 under the 1940 Act, except that a Multi-

[25] See supra footnote 4.

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Class ETF Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege and will comply with the requirements of Form N-1A and reporting forms such as Form N-CEN applicable to exchange-traded funds that rely on Rule 6c-11.

2.	A Multi-Class ETF Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and any Mutual Fund Class have different rights and obligations as described in this Application. As required by Rule 18f-3, before the first issuance of ETF Shares by a Mutual Fund, and before the adoption of a written plan under Rule 18f-3, or any material amendment of a written plan under Rule 18f-3, to include an ETF Class, a majority of the Trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.
3.	To assist in the initial Board consideration of the issuance of the appropriateness of operating a Multi-Class ETF Fund that has both an ETF Class and Mutual Fund Class(es), the Advisor shall prepare and deliver to the Board the Initial Advisor Report as described in the Application. The Initial Advisor Report will assist the Board in its filing pursuant to Condition 2 and in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.
4.	The Advisor will establish the Ongoing Monitoring Process designed to help determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class.
5.	The Board of the Multi-Class ETF Fund periodically, but not less frequently than annually, will evaluate the multi-class plan of the Multi-Class ETF Fund. A majority of the Trustees of a Multi-Class ETF Fund, and a majority of the Independent Trustees, shall find that the multi-class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.
6.	To inform this periodic evaluation, the Advisor shall prepare and deliver to the Board the Ongoing Advisor Report as described in the Application. The Board will consider whether the Ongoing Advisor Report suggests any issues relating to the multi-class plan, including conflicts between the Mutual Fund Class(es) and the ETF Class, that require additional Board action.
7.	Each Multi-Class ETF Fund will take the Disclosure Steps outlined in the Application.
8.	In addition to complying with the Rule 6c-11(d) under the 1940 Act, each Multi-Class ETF Fund will preserve for a period not less than six years, the first two in an easily accessible place, (i) any document created pursuant to the requirements in Conditions 2, 3, 5, and 6; and (ii) any documents created pursuant to the Ongoing Monitoring Process that evidence a Multi-Class ETF Fund has exceeded or not exceeded an established threshold, as well as any documents provided to the Board as part of the Ongoing Monitoring Process.
9.	The requested ETF Operational Relief and ETF Class Relief to operate one or more Multi-Class ETF Funds will expire on the compliance date (or such other date established by the Commission) of any Commission rule under the 1940 Act that provides relief permitting the operation of a Multi-Cass ETF Fund structure.
VII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of

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Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 and A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 and B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 1445 Research Boulevard, Suite 530, Rockville, MD 20850; and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.       CONCLUSION

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by Applicants. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act.

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Applicants have caused this Application to be duly signed on their behalf on May 13, 2025.

ADVISORS PREFERRED TRUST

By: /s/ Catherine Ayers-Rigsby

Name: Catherine Ayers-Rigsby

Title: President

ADVISORS PREFERRED LLC

By: /s/ Catherine Ayers-Rigsby

Name: Catherine Ayers-Rigsby

Title: Chief Executive Officer

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 and A-2	Authorizations
Exhibits B-1 and B-2	Verifications

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Exhibit A-1

AUTHORIZATION

ADVISORS PREFERRED TRUST

I, Catherine Ayers-Rigsby, do hereby certify that I am the President of Advisors Preferred Trust. I further certify that the following resolutions were duly adopted by the Trustees of Advisors Preferred Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that Advisors Preferred Trust (the "Trust") be, and each of the Proper Officers (as defined below) of the Trust acting on its behalf be, and they hereby are, authorized to prepare or cause to be prepared, execute and file with the Securities and Exchange Commission (the "SEC") an application for an exemptive order (the "Order"), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and pursuant to Sections 6(c) and 17(b) of the 1940 Act, granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded; and further

RESOLVED, that any and all actions previously taken in connection with the preparation, execution and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the 1940 Act, granting an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and pursuant to Sections 6(c) and 17(b) of the 1940 Act, granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act be, and they hereby are, ratified; and further

RESOLVED, that the President, Treasurer, Assistant Treasurer, Secretary, and Assistant Secretary (the "Proper Officers") be, and they hereby are, authorized to take such further actions and execute and deliver such other documents, including any filings with the SEC or other entities, as they shall deem necessary or advisable to obtain the Order; and further

RESOLVED, that the Proper Officers of the Trust be, and they hereby are, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 13th day of May 2025.

/s/ Catherine Ayers-Rigsby
Name: Catherine Ayers-Rigsby
Title: President

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Exhibit A-2

AUTHORIZATION

ADVISORS PREFERRED LLC

All requirements for the execution and filing of this Application in the name and on behalf of Advisors Preferred LLC by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 13th day of May 2025.

/s/ Catherine Ayers-Rigsby
Name: Catherine Ayers-Rigsby
Title: Chief Executive Officer

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Exhibit B-1

VERIFICATION

ADVISORS PREFERRED TRUST

The undersigned states that she has duly executed the attached Application for exemption dated May 13, 2025, for and on behalf of Advisors Preferred Trust, that she is the President of Advisors Preferred Trust, and that all actions by trustees, officers and other bodies necessary to authorize the undersigned to execute and file the application have been taken. The undersigned further says that she is familiar with the application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Catherine Ayers-Rigsby
Name: Catherine Ayers-Rigsby
Title: President

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Exhibit B-2

VERIFICATION

ADVISORS PREFERRED LLC

The undersigned states that she has duly executed the attached Application for exemption dated May 13, 2025, for and on behalf of Advisors Preferred LLC, that she is the Chief Executive Officer of Advisors Preferred LLC, and that all action by officers and other bodies necessary to authorize the undersigned to execute and file this application have been taken. The undersigned further states that she is familiar with this application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Catherine Ayers-Rigsby
Name: Catherine Ayers-Rigsby
Title: Chief Executive Officer

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